SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40 F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated January 20, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973.

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PRESS RELEASE

January 20, 2005

EKSPORTFINANS LAUNCHES DEBUT TURKISH LIRA BOND

Today, Eksportfinans brought its first-ever Turkish Lira (TRY) issue, aimed at retail investors, particularly in Europe. With a size of TRY 50 million, it matures on February 7, 2008.

The transaction, amounting to approximately NOK 232 million, is paid in on February 7, 2005, has an issue price of 100.07 per cent and an annual coupon of 13.50 per cent. The transaction is listed at the London Stock Exchange.

The transaction was arranged and syndicated by TD Securities, London and the following banks participated in the Syndicate: DZ Bank, Dresdner Bank, Fortis Bank, KBC Bank and Rabobank.

With this first public transaction in 2005, Eksportfinans emphasizes its strategy as a responsive and active recurring public borrower in various markets and currencies.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. It is issued pursuant to Rule 134 under the US Securities Act of 1933. An offer, if any, of these securities will be made solely by means of the prospectus and prospectus supplement with respect to such offering.

Contact:
Søren Elbech, Head of Funding & Investor Relations, soe@eksportfinans.no, +47 93 25 35 61

Elise Lindbæk, Head of Information, el@eksportfinans.no, +47 90 51 82 50

More information is available on www.eksportfinans.no

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